July 6, 2011
Michael Clampitt, Esq.
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549-3628

Re:	Nationstar Mortgage Holdings Inc. Registration Statement on Form S-1, Filed May 16, 2011, File No. 333-174246 (the “Registration Statement”)
Dear Michael Clampitt,
          On behalf of Nationstar Mortgage Holdings Inc. (the “Registrant”), set forth below are responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission in its letter dated June 8, 2011 with respect to the Registration Statement.
          The Registrant has filed today Amendment No. 1 (“Amendment No. 1”) to the Registration Statement, together with this letter via EDGAR correspondence. Capitalized terms used, but not defined, herein have the meanings assigned to such terms in Amendment No. 1.
          For your convenience, the text of the Staff’s comments is set forth in bold below, followed in each case by the response. Unless otherwise indicated, all page references in the responses set forth below are to the pages of Amendment No. 1.

Michael Clampitt, Esq.
July 6, 2011, p. 2
General
1.	Please revise to update the financial statements and related information included in your registration statement in accordance with Rule 3-12 of Regulation S-X.

Response:
     The Registrant has revised the Registration Statement to update the financial statements and related information to include the three months ended March 31, 2011 and 2010 and as of March 31, 2011.
Cover Page
2.	Please include the number of shares to be offered in your next amendment.

Response:
     The Registrant acknowledges the Staff’s comment and confirms that it will provide all information required to be disclosed, including the maximum number of shares to be offered, when that information is available. The Registrant acknowledges that the Staff may have further comments after the maximum number of shares and other information are provided in a subsequent amendment.
3.	Please identify the underwriters of the offering on the cover page. In addition, describe the underwriting terms, i.e., a firm commitment.

Response:
     The Registrant acknowledges the Staff’s comment and confirms that it will provide all information required to be disclosed, including the identity of the underwriters and a description of the underwriting terms, when that information is available. The Registrant acknowledges that the Staff may have further comments after information relating to the underwriting terms and other information are provided in a subsequent amendment.
Prospectus Summary
Our Growth Strategy
Ownership Structure, page 9
4.	Please revise the chart on this page to show the percentage of your common stock that will be owned by each of FIF HE Holdings, LLC and the public shareholders after the consummation of the restructuring and the offering.

Response:

Michael Clampitt, Esq.
July 6, 2011, p. 3
     The Registrant acknowledges the Staff’s comment and confirms that it will revise pages 9 and 30 of the prospectus to provide the percentage of its common stock that will be owned by each of FIF HE Holdings, LLC and the public shareholders after the consummation of the restructuring and the offering when that information is available. The Registrant acknowledges that the Staff may have further comments after the ownership percentage and other information are provided in a subsequent amendment.
Risk Factors
5.	Some of your risk factors make statements regarding your ability to provide assurances, predictions, certainties or guarantees that a given event might happen. Please revise this section to eliminate this type of language. The point of a particular risk factor is to discuss a material risk and explain the likelihood of the risk impacting an investment in your securities, not your ability to provide assurances, predictions, certainties or guarantees.

Response:
     Based on the Staff’s comment, the Registrant has revised the disclosure on pages 32, 33 and 35 of the prospectus to eliminate references to its ability to provide assurances, predictions, certainties or guarantees that a given event might happen
6.	We note your disclosure throughout the document that you service higher risk loans. Please add a risk factor that specifically addresses the risks associated with this.

Response:
     Based on the Staff’s comment, the Registrant has revised the disclosure on pages 17 and 18 of the prospectus to add a risk factor that specifically addresses the risks associated with servicing higher risk loans.
Our Foreclosure Proceedings in certain states..., page 15
7.	We note your disclosure that you have resumed certain previously delayed foreclosure proceedings. Please revise to further explain your decision to do so.

Response:
     Based on the Staff’s comment, the Registrant has revised the disclosure on pages 15 and 120 of the prospectus to explain its decision to resume certain previously delayed foreclosure proceedings. By way of additional background, the Registrant initially suspended foreclosure proceedings upon the receipt of letters from several state attorneys general. Consistent with the requirements of those letters, the Registrant decided to resume foreclosure proceeding after responding to the letters and completing an internal review.

Michael Clampitt, Esq.
July 6, 2011, p. 4
We may be required to repurchase..., page 23
8.	Revise to quantify your exposure, i.e., the principal amount of loans that may be subject to repurchase.

Response:
     Based on the Staff’s comment, the Registrant has revised the disclosure on page 23 of the prospectus to quantify the principal amount of loans that may be subject to repurchase.
Use of proceeds, page 38
9.	Confirm to the staff that none of the liabilities disclosed under “Capitalization” on page 40 will be repaid with the offering proceeds or revise to disclose such repayments.

Response:
     The Registrant currently does not intend to use offering proceeds to repay liabilities disclosed under "Capitalization".
Capitalization, page 40
10.	Please file the Master Repurchase Agreement referenced in Note 1 as an exhibit to the registration statement or tell us why you are not required to do so.

Response:
     The Registrant respectfully submits that the Master Repurchase Agreement is not required to be filed pursuant to Item 601 of Regulation S-K, since it is less than 10% of the total assets of Registrant. As of March 31, 2011, the total assets of the Registrant equal $1,868,255 thousand, 10% of which is roughly $187 million and is greater than $50 million, the aggregate amount of the Master Repurchase Agreement. Furthermore, these financing facilities are short-term debt, and are therefore not required to be filed under Section (d)(4)(ii) of Item 601. In addition, neither Section (d)(4)(iv) nor Section (d)(4)(v) of Item 601 are applicable to these financing facilities.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Analysis of Items on Consolidated Balance Sheet
Liabilities and Members’ Equity, page 65

Michael Clampitt, Esq.
July 6, 2011, p. 5
11.	Please revise the first table on page 66 to present a rollforward of the repurchase requests received as well as a separate rollforward of your reserve for repurchases and indemnifications.

Response:
     Based on the Staff’s comment, the Registrant has revised the disclosure on pages 69 and 70 of the prospectus. Specifically, the Registrant revised the table to include the roll forward of the number and dollar amount of repurchase and indemnification requests.
Description of Certain Indebtedness
Originations, page 74
12.	Please update the introductory paragraph to a recent date and include your $50 million warehouse facility. In addition, it appears that of your financing facilities, only the $300 million warehouse facility has been filed as an exhibit to the registration statement. Please file the other facilities or tell us why you are not required to do so.

Response:
     Based on the Staff’s comments, the Registrant has revised the disclosure on pages 81 and 82 of the prospectus. With regard to the other financing facilities that provided a commitment of $100 million, $75 million, $50 million (for three Warehouse Facilities) and $100 million (for GSE SASAP+ Short-Term Financing Facility), respectively, these amounts constitute only 5.3%, 4.0%, 2.7% and 5.3% of the total assets ($1,868 million) as of March 31, 2011, respectively. The Registrant respectfully submits that these agreements are not required to be filed pursuant to Item 601 of Regulation S-K, since each of them is less than 10% of the total assets of Registrant.
Business
Regulation, page 110
13.	Please revise your disclosure on page 111 to specifically state whether there are any known changes to your operating policies or procedures as a result of the consent order. If so, please provide a description of these changes and the financial impact of such changes, if possible.

Response:
     Based on the Staff’s comments, the Registrant has revised the disclosure on page 118 and 119 of the prospectus.
Certain Relationships and Related Party Transactions, page 130

Michael Clampitt, Esq.
July 6, 2011, p. 6
14.	We note that you have deleted your disclosure that you have not received any fees from the January 2011 agreements with the Amgen entities. Please revise to disclose the amount of fees that you have received to date.

Response:
     Based on the Staff’s comments, the Registrant has revised the disclosure on pages 138 and 139 of the prospectus.
15.	Please file the Stockholders Agreement referenced on page 131 as an exhibit to your next amendment.

Response:
     Based on the Staff’s comment, the Registrant has filed the Stockholders’ Agreement as Exhibit 4.1 to the Registration Statement.
Principal and Selling Stockholders, page 133
16.	Please revise the footnote in this section to indicate an individual who has voting and dispositive power over the share held by the Initial Stockholder.

Response:
     Based on the Staff’s comments, the Registrant has revised the disclosure on page 142 of the prospectus.
Description of Capital Stock, take 135
17.	Revise the second sentence of the introductory paragraph to indicate that all material information has been discussed.
Response:
     Based on the Staff’s comments, the Registrant has revised the disclosure on page 143 of the prospectus.
Underwriting, page 144
18.	Revise the third sentence in the third paragraph (if all shares not sold) to add to the sentence, “after the completion of the initial public distribution”.

Response:
     Based on the Staff’s comments, the Registrant has revised the disclosure on page 152 of the prospectus.

Michael Clampitt, Esq.
July 6, 2011, p. 7
* * *
          We hope that these responses adequately address the Staff’s comments. If the Staff has any questions concerning this letter or requires further information, please do not hesitate to contact Duane McLaughlin at (212) 225-2106.

Sincerely, CLEARY GOTTLIEB STEEN & HAMILTON LLP
/s/ Duane McLaughlin
Duane McLaughlin, a Partner

Enclosure

cc:	Anne Sutherland, Esq.

Executive Vice President and General Counsel Nationstar Mortgage Holdings Inc.